UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2017

1.                                      DATE, TIME AND PLACE: Held at 10 a.m., on April 28, 2017, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Sala Valor, Vila Olímpia, Zip Code 04551-010.

2.                                      CALL NOTICE: The call notice has been published pursuant to article 124 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), issues of March 28, March 29 and March 30, 2017, pages 277, 63 and 48, respectively, and in the “Valor Econômico” newspaper, issues of March 28, Mach 29 and March 30, 2017, pages E40, E30 and E9, respectively.

3.                                      ATTENDANCE: Were present at the meeting shareholders of the Company holding 481,179,300 (four hundred and eighty one million, one hundred and seventy nine thousand and three hundred) common, book-entry, with no par value shares, issued by the Company, representing 86.96% (eighty six point ninety six per cent) of the Company’s total and voting capital stock, according to the signatures on the Company’s shareholders’ attendance book. Were also present the member of the Company’s management, Mr. Luiz Fernando Torres Pinto, the member of the Company’s Fiscal Council, Mr. Mauricio Aquino Halewicz, and the representative of PricewaterhouseCoopers Auditores Independentes, Mr. Emerson Lima de Macedo.

4.                                      PRESIDING BOARD: The meeting was chaired by Mr. André Mestriner Stocche and secretariat by Mr. Ricardo Peres Freoa.

5.                                      DOCUMENTS AVAILABLE TO SHAREHOLDERS: All documents related to the matters on the agenda were made available to shareholders on the Company’s headquarters and on the websites of the Company (www.fibria.com.br), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br), on March 27, 2017.

6.                                      AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (1) Stock Appreciation Rights Plan regarding the shares issued by the Company (“Incentive Plan”); (ii) rectification and ratification of the appraisal report of the net book value of the stockholders’ equity of

VCP Florestal S.A., prepared for the purposes of merger of VCP Florestal S.A. with the Company, approved at the extraordinary general meeting of the Company held on January 26, 2005 and rectified in the Company’s shareholders’ general meeting held on October 17, 2005; and (iii) ratification of the decisions made at the extraordinary general meeting of the Company held on January 26, 2005.

7.                                      RESOLUTIONS: Upon the opening of the meeting and examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

7.1.                            To approve, by 481,179,300 (four hundred and eighty one million, one hundred and seventy nine thousand, three hundred) affirmative votes, none dissenting votes and none abstentions, the drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to section 130, paragraph 1st of the Brazilian Corporation Law, and its publication without the signatures of the shareholders, pursuant to paragraph 2nd of the same section of the Brazilian Corporation Law.

7.2.                            To approve, by 447,284,118 (four hundred and forty seven million, two hundred and eighty four thousand, one hundred and eighteen) affirmative votes, 33,668,364 (thirty three million, six hundred and sixty eight, three hundred and sixty four) dissenting votes and 199,188 (one hundred and ninety nine thousand, one hundred and eighty eight) abstentions, the Incentive Plan, initialed by the presiding board and which is filed at the Company’s headquarters as Document No. 01.

7.2.1.                 As of the present date, the Incentive Plan shall replace and simultaneously cancel the Company’s stock option plan approved in the Company’s extraordinary general meeting held on April 25, 2014 (“2014 Stock Option Plan”). The termination of the 2014 Stock Option Plan, however, shall not affect the effectiveness of the options that have been granted based on the referred 2014 Stock Option Plan and that are still in force, which shall continue to be in force and being governed by the provisions contained in the 2014 Stock Option Plan and in the respective stock option agreements.

7.2.2.                 Pursuant to the Incentive Plan, provided that certain assumptions and conditions set forth in the referred plan are verified, it will be granted to the members of the Company’s statutory and non-statutory member of the board of officers, as well as the management-level executives selected by the Board of Directors (“Beneficiaries”), the right of valorization of the shares issued by the Company (“Reference Shares”), which will be translated into the right to receive from the Company a remuneration, in national currency, tied to the valorization of these Reference Shares.

7.2.3.                 The Incentive Plan has the following purposes: (i) to align the interests of the Beneficiaries to the interests of the Company and its shareholders by linking part of the receipts of the Beneficiaries to the performance of the Company and to the creation of value to its shareholders, sharing, along with the other shareholders, the stock appreciation, as well as the risks to which the Company is subject;

(ii) to enable the Company to attract and retain the Beneficiaries in its statutory administrative structure or, as the case may be, non-statutory and management-level executives; and (iii) to encourage the expansion, success, and achievement of the Company’s social corporate purpose and, consequently, the creation of long-term value for the Company and its shareholders.

7.2.4.                 The administration of the Incentive Plan, as well as the amounts of the individual grants, shall be defined annually by the Company’s Board of Directors.

7.3.                            To approve, by 480,965,641 (four hundred and eighty million, nine hundred and sixty five thousand, six hundred and forty one) affirmative votes, 21,565 (twenty one thousand, five hundred and sixty-five) dissenting votes and 192,094 (one hundred and ninety two thousand, ninety four) abstentions, the rectification and ratification of the appraisal report of the book value of stockholders’ equity of VCP FLORESTAL S.A., a Brazilian company with head offices in São Paulo, State of São Paulo, at Alameda Santos, 1357, 8th floor, registered in the Business Register under number 35.300.188.861 and in the Brazilian Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 04.179.679/0001-89 (“VCP Florestal”), prepared by PricewaterhouseCoopers Auditores Independentes, approved in the Company’s extraordinary shareholders’ general meeting held on January 25, 2005, which minutes were registered with the Board of Trade of the State of São Paulo (“JUCESP”) in session on February 2, 2015, under No. 43.049/05-9, and rectified in the Company’s shareholders’ general meeting held on October 17, 2005, which minutes were registered with JUCESP in session on October 20, 2005, under No. 298.752/05- 0 (“Appraisal Report”), in order to correct the description of certain real properties that were incorrectly reported in the Appraisal Report and to include the description of certain real properties owned by VCP Florestal and incorporated by the Company that were not included in the Appraisal Report, which already contains the following modifications and are filed in the Company’s head offices as Document No. 02:

(i)                                    renumber item 1.63, “Fazenda Morro Azul”, on page 120, to item 1.63.a) with the following wording:

“Name and location of the property: FAZENDA MORRO AZUL, located in the district of Morro Azul and Faustinos, Municipality of Igaratá, District Court of Santa Izabel, in this State. Area, description, and boundaries: This property has an area of 835.81 ha, abuts Eugênio Deliberato, Fazenda Santana do Rio Abaixo, Juvenal Alves Ferreira, Estate of Benedito Freitas, Silvestre Santana de Freitas, Antônio A. Saviato, Roberto A. Saviano, Vicente Rodrigues de Moraes, Mário Ranzini, Cláudio Ranzini, Elieser Cavalline, Norival Dinardo, Valdir Pereira Elias, Manoel Sanches Cuenca, Rio das Cobras Municipal Road - Morro Azul, José Ramos Freitas, Aparecido Santana Pereira, Manoel Santana de Freitas, Roberto Mariano, Aldo Vasconcelos, João Luiz dos Sants, João dos Santos Lopes, Antonio Ferreira, Antonio Francisco or the successors of those neighbors. Deed of Title, Register of

Deeds Office of Santa Isabel, under No. 17.928, in book 3-AF, on pages 6 ITR (Tax on Rural Land) No. 635.073.005.959-3.”

(ii)                                 add subparagraphs “b” and “c” in item 1.63, “Fazenda Morro Azul”, on pages 120 to 121, with the following wording:

“b) One piece of land located in the District of Monte Alegre, Municipality of Igaratá, registered under number 17.809 in the District Court of Santa Isabel with an area of 587,950.00 square meters, or 24 (twenty-four) São Paulo bushels, plus 7,150.00 square meters, abutting Francisco Arice and Roberto Galvão de Barros Campelo, Macuquinho Brook up to the maximum dimension of Jaguarí Dam in this Municipality. Registered with INCRA (National Institute for Colonization and Agrarian Reform) under No. 635.073.001.686-0 referred to as “Fazenda Morro Azul”. One piece of land located in the District of Monte Alegre, Municipality of Igaratá registered under number 22.854 in the District Court of Santa Isabel with an area of 64.555 ha, abutting José Ventura, Fazenda Santo Agostinho owned by former CIA. Agrícola Pastoril Jacareiense, Aurino Dias da Silva, João Rosa Ferreira, José Ramos Arantes, José Ventura, registered with INCRA under number 635.073.000.116-1. These properties were acquired through the Public Deed of Sale and Purchase, drawn up on November 22, 2004, in the Registry Office of the 21st Notary Public of São Paulo, book 2908, page 257.

c) Sitio Morro Azul, with an area of 68.97 bushels, acquired according to the Deed of Assignment of Proprietary Rights, drawn up on November 22, 2004, in the Capital City of São Paulo, in the 21st Notary Public’s Office, book 2908, page 263. I) One area of land located in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, with approximately 6.5 (six and a half) São Paulo bushels and that abuts Naime Andere Benedito Tomé de Souza, Jaguari dam and José Ramos Arantes”. II) One piece of land within the four pieces of land, within a tract of land, with an area of 28 (twenty-eight) bushels, or 67.76 ha, within the shared farm, in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, abutting, in its entirety, the tracts of Cubatão, Rio do Peixe, Fazenda Santo Agostinho. III) One piece of land located in the District of Monte Alegre, Municipality of Igaratá, District Court of Santa Isabel, with an area of 365,184.00 square meters, in other words, 15 (fifteen) bushels, plus 2,184.00 square meters. The properties are registered with INCRA under number 635.073.519.979-2”.

(iii)                              add subparagraphs “d”, “e” and “f” in item 1.89 referred to as “Fazenda Aliança”, on pages 165 to 166, with the following wording:

“d) One lot of land, located in the districts of Ronco and Godoy, in the districts and municipalities of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 54 (fifty-four) bushels, with the following description: - it begins in the gate of pedra do carrapato, in Estrada de Lorena, bordering on Francisco Benfica Nunes, continuing down the same road up to the point of Rio Ronco, continuing along the wire fence, abutting Dario Andrade Nunes, continuing along the top of the ridges, abutting tracts of land sold to Avibrás Industria Aeroespacial S/A, until it reaches a gate, going straight ahead uphill, turning left and continuing along the wire fence up to the gate, until it reaches the wire fence in the borderline of the Farm that was owned by Conde de Moreira Lima and continuing until it reaches the brook and the tracts of land of Francisco Benfica Nunes, continuing towards the gate of pedra do carrapato, starting point; acquired under the terms of Record 04 of certificate of title 26.875 of the Official Register of Deeds Office of Lorena, within this State. The property is registered with INCRA under No. 635.138.000.493-2, with a total area of 341.3 ha, a registered area of 341.3 ha, a rural module of 19.4 ha, rural module number 17.80, tax modules 24.0, tax modules number 14.20. The property in question is 8 registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public of the Capital City, Book 2.898, pages 235, drawn up on 09.10.2004.

e) One lot of land, located in the districts of Ronco and Godoy, in the districts and municipality of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 70 (seventy) bushels, in other words, 169.40 ha, with the following description: - it begins in the brook of the Farm of José Coelho Nunes, contouring it always to the right until it reaches an old border with Conde Moreira Lima, then, it continues straight ahead until it reaches the borders with Francisco Coelho Nunes, with ridge, and wire fence up to the ridge of the winter pasture of Rufino, through which its tip returns, turning right with a ridge and wire fence up to the verge of the brook, after crossing it, it continues along another brook until it reaches a waterfall, then turning left through a high ridge, in a rock, turning left until it reaches its tip, turning right with the ridge up to the highest end of carrapato, turning left towards the point of the ridge, where it finds the borders with Heitor Villela Nunes, returning to the left through the same ditch up to brook Evaristo, going along it until it reaches the starting point, acquired under the terms of Record 05 of certificate of title 26.876 of the Official Register of Deeds Office of Lorena, in this State. The property is in a greater area registered with INCRA under No. 635.138.000.392-2, with a total area of 341.2 ha, rural mod. 30.0 ha, tax mod. 24 ha, min. fraction subd. 2.0 ha. Acquired by VCP Florestal in R5/26.876 through the Public Deed of Sale and Purchase, of September 10, 2004, of the 21st Notary Public of the Capital City, Book 2.898, pages 235.

f) One lot of land, located in the districts of Ronco and Godoy, in the Districts and Municipality of Piquete and Lorena, an integral part of Fazenda Guarujá, with an area of 17 (seventeen) bushels, in other words, 41.14 ha, abutting Nestor Coelho Nunes, Wagner Caetano de Abreu, successor of Eugenio Natal de Azevedo, and Joana D’Arc Valente Manuci, successor of José Roberto Azevedo Nunes and siblings, acquired under the terms of Record 06 of certificate of title 26.877 of the Official Register of Deeds Office of Lorena, in this State. The property is in a greater area, registered with INCRA under No. 635.138.0003.392-2, with a total area of 341.2 ha, rural mod 30.0 ha, tax mod. 24 ha, min. fraction subd. 2.0 ha. The property in question is registered under the name of VCP Florestal according to Public Deed of Sale and Purchase, of September 10, 2004, of the 21st Notary Public of the Capital City, Book 2.898, pages 235”.

(iv)                             add in the description of “Fazenda Barbosa”, on pages 192 and 193, the following description:

“District Court of Altinópolis — State of São Paulo — Registration Number 1.859 — Pages 059 — Book 2-I — Property: One Tract of land of savanna, rural area and swamp, located in a place referred to as Fazenda Barrosa, located in this Municipality and District Court of Altinópolis, State of São Paulo, which will be referred to as “SITIO CURUCURI”, with a total area of fifty-one hectares, sixtynine ares and fifty centiares (51.69, 50 ha), containing as improvements: one brick house with roofing tiles and rego d’agua made by the purchaser himself, within the following perimeter: “it begins at the left margin of Ribeirão do Esmeril, in a pepper tree abutting Justino de Morais, Irmãos S/A.; it goes up the River, abutting plots of land of District Court of Patrocino Paulista, until it reaches 9 another pepper tree at the left margin; continues towards 127º00’NM, in the distance of 1,290 meters, until it reaches another pepper tree, bordering on plots of land of Companhia de Cimento Portland Itaú, - previously owned by the sellers, abutting up to this point the tract of land that now belongs to Doctor Laércio Tassinari: previously owned by the sellers; continues towards 247º30’NM, in the distance of 450.00 meters, in another pepper tree on the verge of buracão, abutting up to this point Companhia de Cimentos Portland Itaú, previously owned by the sellers; continues towards 307º00’NM, 1,210.00 meters, until it reaches another pepper tree at the left margin of the River with Justino de Morais, Irmãos S/A; registered with INCRA under number 614.017.002.437/9, with a total area of 1,840.7; used area 1,719.6, useable area 1,816.5; module 20.0 number of modules 90.81 and minimum fraction of subdivision 15.0”. DEED: purchase and sale — DEED TYPE: Public Deed of Purchase and Sale, drawn up on October 24, 2003, in the records of the 12th Public Notary’s Office of the Capital City of São Paulo, Book No. 2007, pages 173, according to Record number 25 of the mentioned registration document.”

(v)                                renumber item 1.90, “Fazenda São José II”, on page 255, to item 190.a) with the following wording:

“a) One agricultural and pasture Rural property, referred to as “Fazenda São José”, located in the districts of Pintangueiras and Alvarengas, in the Municipality, District Court and Real Estate District of São Luiz do Paraitinga, within this State, with improvements, pastures and forest, surrounded by wire fences, with a total area of 728.65 ha, approximately, in other words 301 São Paulo bushels and 1,300 square meters, approximately, with 716.45 ha measured and ha 12,10 approximately, abutting totally with the heirs of Antonio Francisco da Cunha Mendonça, heirs of Pinto, Antonio Geraldo dos Santos, Quirino Matias de Oliveira, Mitra Diocesana de Taubaté, Flávia Antunes de Oliveira, Marcolina Maria da Conceição, or successors, a river that comes from the district of Santos, João Guedes or successors; the described property is registered with the Ministry of Finance / Internal Revenue Service - tax on rural land - ITR, for 1996, in a greater area, according to the entry notice with the following data; code 639.109.004715-0, Property number in the Internal Revenue Service 3206453-5 name of the owner José Nagib Moises-Estate, rural property number 391/96, the property above was acquired in the proportion of 201.08 hectares by the 1st seller, and 131.89 hectares to each of the other sellers, according to deed of distribution extracted from records number 838/89 of the probate of the assets left due to the death of José Nagib Mayses, proceedings treated in the Court of Law of the District Court of São Luiz do Paraitinga with the division homologated by a sentence dated March 10, 1992, registered under number 01 on December 18, 1996, in the certificate of title 2.350 of the Register of Deeds Office of São Luis do Paraitinga, within this State. And according to Deed of Sale and Purchase, it is under the name of Votorantim Celulose e Papel S.A., drawn up on January 22, 1997 in Book 2.386 Pages 039 in the 21st Public Notary’s Office of the District Court of the Capital City - SP”.

(vi)                             add subparagraph “b” in item 1.90, “Fazenda São José II”, on page 255, with the following wording 10

“b) Rural property composed of part of Fazenda São José, located in the district of Poço Grande, in the Municipality of Tremembé-SP, abutting the following:- José Andrade Filho, Américo da Silva Oliveira, Carlos Miranda Barreto, Santo Antonio Brook. Acquired under the terms of the certificate of title 93.187 of the Register of Deeds Office of the District Court of Taubaté, registered with INCRA under number 950.017.609.552-6. The property in question belongs to VCP Florestal S/A according to acquisition through a Public Deed of Sale and Purchase, drawn up on 12.01.2004 in the 21st Public Notary’s Office of São Paulo, book 2910, pages 161”.

(vii)                          add on pages 255 and 266, in item 1.5 referred to as “Fazenda Capixaba”, after item “c” the following description:

“ONE PIECE OF LAND IN THE DISTRICT OF CACHOEIRA, WITH AN AREA OF TWENTY-FOUR HECTARES, APPROXIMATELY, with the following borders and boundaries: it begins in a rock that is on the top of the ridge, abutting Joana Cardoso, going down the ridge turning right towards a persimmon tree, then, it goes down until it reaches a scepter at the border of a brook, turning right towards jaguataúba and right until it reaches a rock, abutting Inocêncio Leonel and Joana Maria da Conceição, turning left through the top of the ridge, always abutting Inocêncio Leonel, then it reaches a massaranduva tree, where there is a rock, then, it turns left, downhill until it reaches a chimbeva tree, then it turns right along the top of the ridge until it reaches a rock, which was the starting point, abutting José de Araujo and Joana Maria da Conceição, containing an old construction house completing the area of twenty-four hectares and twenty ares, approximately, acquired in Register of Deeds Office of the district court of the Municipality of Jacareí under number 54.113 — book number 02, registered with INCRA 635.081.000.515-0, No. of the property in the Internal Revenue Service: 0359615-1, total area 24.2 ha — tax mod. 12.0 — tax mo. number: 2.01 — rural mod.: 28.5 ha — rural mod. number: 068 — Minimum fraction of subdivision: 2.0. Acquired by VCP FLORESTAL S/A, through the Deed of Sale and Purchase drew up on June 12, 2003, in the 12th Notary Public’s Office of the District Court of São Paulo — S, book 1.978, pages 235”

(viii)                       change the numbering of item 1.18, “Fazenda Ponte Nova”, on page 278, to item 1.18.a), with the following wording:

“a) One property, “Fazenda Ponte Nova”, in the 1st district court of the rural zone, with 201 ha.17 a.50 ca (two hundred one hectares, seventeen ares and fifty centiares) in other words, 41 (forty-one bushels) and 27,350.00 square meters (twenty-seven thousand, three hundred fifty square meters), abutting according to certificate of title 5900, with its borderlines, the successors of Mrs. Celestina Nogueira de Paula, Hermogenio José de Oliveira, Orlandino Klotz, and others, Afonso Maximo Balieiro, José Alves de Almeida e Silva, Armando Veloso and with the road course that goes to Boca do Leão.”

(ix)                             add subparagraph “b” in item 1.18, “Fazenda Ponte Nova”, on page 278, with the following wording:

“b) One property, “Fazenda Ponte Nova II”, with 142.57 hectares, extracted from Fazenda Gloria, in the rural zone of the 1st District Court of this City, with the following measures and boundaries: It begins in point B01, located in coordinates UTM North 7512163.3608, East 557020.2340, in the border of Fazenda da Glória owned by Veber Marques and an area extracted from Fazenda da Glória certificate of title 5.8999, owned by Waldir Cardozo Gastão and others, always abutting plots of land of an area extracted from certificate of title 5.899 of Fazenda da Gloria and it ends in point B353, located in coordinates UTM North 7512147.1561 East 556964.3988, closing the perimeter and completing an area of 1,425,698.38 square meters, in other words, 142.57 ha in one single continuous tract, acquired under the terms of certificate of title 30241 in view of the dismemberment registered in act 6 of certificate of title 5.899 on 01/14/2005. Acquired as a Purchase and Sale instrument, included in certificate of title 2-30.241 registered in the 21st Notary Public’s Office of São Paulo, book number 2892, pages 371, drawn up on July 29, 2007”

(x)                                add subparagraph “f” and subparagraph “g” in item 1.21, “Fazenda Santa Edwiges”, on pages 286 and 287, with the following wording:

“f) ONE RURAL PROPERTY, LOCATED IN THE MUNICIPALITY OF GUARATINGUETÁ, IN THE DISTRICT OF PAIOL, EXTRACTED FROM FAZENDA SANTO ANTONIO, AREA OF 231.75 HECTARES, abutting the following: - Antonio Pereira Reis, successor of the estate of Alcebíades José de Araujo, former Guaratinguetá road — Cunha, Paulo Virgilio State Road, José Armando Fonseca Marcondes. The property is registered with INCRA under number 000.043.164.321-9. Rural Mod. (ha): 36.0. Rural mod. number: 10.11. Tax Mod. (ha): 24.0. Tax mod. number: 15.15. Minimum Fraction of Subdivision (ha): 2.0. Total area: 363.7 ha, acquired under the terms of the certificate of title 35.483 of the Register of Deeds Office of the District Court of Guaratinguetá.

g) ONE PIECE OF LAND REFERRED TO AS TRACT 01, LOCATED IN THE MUNICIPALITY OF GUARATINGUETÁ WITH AN AREA OF 43.0238 HA, OR 17.77 BUSHELS, IN THE DISTRICT OF BRUMADO, abutting David Abreu, José Roberto and Romero de Paula Santos, Miguel Pereira Reis. Acquired under the terms of the certificate of title 18.925 of the Register of Deeds Office of the District Court of Guaratinguetá.”

(xi)                             add subparagraphs “b”, “c” and “d” in item 1.30, “Fazenda São Luiz”, on pages 299 and 300:

“b) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 02”, WITH AN AREA OF 65.5820 HECTARES, THAT IS, 655,820.00 SQUARE METERS, IN PASTURE FIELDS, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of the district court and 2nd Real estate district of São José dos Campos, with the following neighbors — Buquira River, Angelo Generoso Aurichio, Brook of Barro Branco, Francisco Xavier Ribeiro, Luiz Roberto Xavier Ribeiro, Luiz Renato Xavier Ribeiro. The property is registered with INCRA under number 635.111.003.867-3 with a total area of 65.4 ha, Rural mod.: 15.0; Rural mod. number: 4.36; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 in certificate 12 of title 590 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12th Notary Public’s Office of São Paulo — Capital, book 2.002, pages 31, protocol No. 740.

c) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 03”, WITH AN AREA OF 78.1660 HECTARES, THAT IS, 781,660.00 SQUARE METERS, IN PASTURE FIELDS AND BRUSHWOODS, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of this District Court and 2nd Real Estate District of São José dos Campos, with the following neighbors — Barro Branco Road, Luiz Alfredo Xavier Ribeiro, Francisco Xavier Ribeiro, Luiz Flavio Xavier Ribeiro, Luiz Eduardo Xavier Ribeiro and Luiz Renato Xavier Ribeiro. Ribeiro The property is registered with INCRA under number 635.111.000.736-0 with a total area of 78.1, Rural mod.: 15.0; Rural mod. number: 5.21; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 of certificate of title 594 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12 th Notary Public of São Paulo — Capital, book 2.002, pages 55, protocol No. 744.

d) ONE TRACT OF LAND, REFERRED TO AS “TRACT No. 04”, WITH AN AREA OF 70.4220 HECTARES, IN OTHER WORDS, 704,422.00 SQUARE METERS, IN PASTURE FIELDS WITH A TOPOGRAPHY SLIGHTLY UNEVEN, LOCATED IN THE DISTRICTS OF BUQUIRINHA AND FERREIRAS, in the Municipality of Monteiro Lobato, of the District Court and 2nd Real Estate District of São José dos Campos, with the following neighbors — Buquira River, Luiz Roberto Xavier Ribeiro, Luiz Renato Xavier Ribeiro, Luiz Eduardo Xavier Ribeiro. The property is registered with INCRA under number 635.111.003.875-4 with a total area of 70.4 ha, Rural mod.: 15.0; Rural mod. number: 2.38; Tax mod.: 14.0; Tax mod. number: not applicable. The property in question was acquired under the terms of record 01 of certificate of title 590 of the 2nd Register of Deeds Office of the District Court of São José dos Campos and was acquired by VCP FLORESTAL S/A through Public Deed of Sale and Purchase, drawn up on August 12, 2003 of the 12th Notary Public’s Office of São Paulo — Capital, book 2.002, pages 43, protocol No. 742.”

(xii)                          add subparagraph “d” in item 1.58, “Fazenda Santa Cruz II”, on pages 346 and 347 , with the following wording:

One piece of land located in the District of Pinheiro, in the Municipality of Natividade da Serra, of this District Court, referred to as Fazenda Santa Cruz II, with an area of 50.00 bushels approximately, or 121 hectares approximately, where there are constant improvements in a wattle and daub house covered with tiles and another one covered with straw. Acquired under the terms of the certificate of title 4.596 of the Register of Deeds Office of the District Court of Paraibuna/SP. Abutting and bordering on the mentioned land, with ridge - watersheds, where there are also wire clasps, respectively, the property of José Anastácio, Alcides Manoel dos Santos and Bento Rodrigues de Carvalho, continuing with ridge, abutting Sebastião Rodrigues dos Santos, up to a point where there will be a stone landmark; from this stone landmark, it turns right, goes down dividing with the sellers, with a wire fence, towards an angico tree, to the right, at the verge of Rio do Peixe, crossing it and still dividing with the sellers, with a wire fence turning right passing by a road towards the highest 13 ridge, where there are the borders of the land of the buyer, passing by the road towards São Luiz de Paratinga, then, a small brook, reaching the lands of José Anastácio, where those borders began”.

(xiii)                       add subparagraph “n” in item 1.54, “Fazenda São Silvetre “Vagalume”, on page 355 with the following wording:

“n) ONE RURAL PIECE OF LAND, LOCATED IN THE DISTRICT REFERRED TO AS PIRULEIRAS, WITH AN AREA OF 3 BUSHELS, OR 7.2 HECTARES, with the following borders and boundaries: it begins abutting the pieces of land of Manoel Hernandes in a field, going uphill, abutting Rosário Borigina and the land that was owned by Miguel Gomes until it reaches the starting point again; this property is registered with INCRA under code number 635.081.259.560-4 referred to as Rancho Cruz do Sul. Acquired under the terms of the Register of Deeds Office of the District Court of Jacareí in certificate of title number 7880 which was acquired by VCP Florestal S/A according to Public Deed of Purchase and Sale drawn up on March 08, 2002 in the 12th Notary Public’s Office of the District Court of São Paulo, book 1.835, pages 055”.

(xiv)                      renumber item 1.64, “Fazenda Goiabeira”, on page 396, to item 1.64.a) with the following wording:

“Property - Name: Sitio das Goiabeiras 5. Location: Municipality of Cruzília - MG. Description of the Property: The tract of land with approximately 27 hectares, located in a place referred to as “Sítio das Goiabeiras 5” Municipality of Cruzília, within the following borders and boundaries: It begins in the ditch made at the edge of the fence, it continues by the fence along the ridge until it reaches the fence corner dividing with Emanuel Ferreira Pereira, continues along another portion of fence dividing with Emanuel; then, it goes down the swamp and brook dividing with Antônio José Filho, continues down the brook dividing with Joaquim José de Oliveira, up to the bottom of the precipice, going uphill on the border with José de Souza Rocha, then, going straight up until it reaches the ditch of the field ridge, then, it goes straight ahead up to the other ditch at the edge of the wire fence dividing with Maria Estela Rocha, completing its borders, maintaining all existing easements of water, passages, and traffic”.

(xv)                         add subparagraph “b” in item 1.64, “Fazenda Goiabeira” on page 376, with the following wording:

“b) Property - Name: Goiabeira. Location: Municipality of Cruzilha — MG. Description of the Property: One area of land in fields and brush woods, measuring approximately 60,00,00 ha located in a place referred to as Goiabeira I, Municipality of Cruzilha, within the following borders and boundaries: it begins in the brook, at the edge of the wire fence, bordering on José de Souza Rocha, then going up the brook until it reaches the borders with Eucimar Ferreira Pereira, continuing up the brook, until it reaches a ditch made in borders with Francisca Isabel de Oliveira; then, from this ditch, towards the guava tree, along the brook, down the brook, until it reaches the borders with Joaquim José de Oliveira, then, it continues down the brook until it reaches a wire fence, going down the fence until it reaches the brook, where it began. The property is registered with INCRA under number 443.107.006.572-5, registered in the certificate of title 5949 in the Register of Deeds Office of Baependi”.

(xvi)                      add on page 382 the item 1.69, “Sítio João da Silva”, with the following wording:

“1.69 Sítio João da Silva

ONE TRACT OF LAND, UNDER NUMBER 01 (ONE), located in the district of Bonfim, Fazenda Bom Jardim, in this Municipality, with an area of 35.880 hectares, abutting: Edmundo Azevedo Nunes, Maria Margarida Pereira and Nelly Pereira Chaves, acquired under the terms of Certificate of Title 3976 of the Official Register of Deeds Office and

related registries of the District Court of Aparecida/SP. It is included in the Certificate of Title number R.1/3976 in accordance with the Public Deed of Purchase and Sale, drawn up on 12/28/1984 in the 1st Notary Office and Civil Registry of the City of Aparecida, a part of the property — 14.22 hectares, already registered under No. 5464 of the same District court and municipality, with the remainder of the certificate of title 3976 with the area of 23.78 ha. The property in question is registered with INCRA under number 950.017.977.829-2 with the name of “Sitio São João” which was acquired by VCP Florestal S/A according to Public deed drawn up on January 23, 2004 in the 12th Notary Public of São Paulo in book 2.007, pages 285, for the amount of BRL 57,640.00”.

(xvii)                   add on page 383 the item 1.70, “Fazenda Vitória”, with the following wording:

“1.70 Fazenda Vitória

One rural property located in the DISTRICT OF JARDIM, referred to as TRACT 2-B, at HTE MUNICIPAL ROAD OF VARADOURO (JCR 100), with an area of 860,357.37 square meters, abutting: Augusto Marques da Silva, currently Martim Marques da Silva, Guilherme Maria Augusto, an easement area of Petrobras, Sebastião Graciano, Manuel de Souza, Teixeira brother and João Pinto Moraes, Antonio Teixeira Garcia, Antonio Tavares Dias, João Cardoso do Prado, Antonia Maria da Conceição Faria, Hipolito Pinto de Faria, Virgilio Cardoso, Bento Vieira Pereira, Benedito Vieira Pereira, José Vieira Pereira, acquired under the terms of Certificate of title 58.963 of the Register of Deeds Office of the District Court of Jacareí — SP in book No. 02. The property is registered with INCRA under No. 635.081.000.159-6 and with the Internal Revenue Service under No. 0.359.244-8 with the Name — Fazenda 3 Emes — total area 98.3 ha — Tax Mod.: 12.0 ha, Tax mod. number: 8.19 — Rural mod.: 20.4 ha — Rurais mod. number: 4.83 — Minimum fraction of subdivisions: 2.0 ha. There is an EASEMENT registered in the certificate of title in favor of PETROLEO BRASILEIRO S.A. — PETROBAS — with approximately 3,636.90 square meters, intended for the pipeline, which gave rise to the certificate of title 1.419, of the same notary’s office of that of the origin certificate of title. Acquired by VCP Florestal S/A through the Public deed of purchase and sale drawn up on October 31, 2003, in the 12th Notary Public’s Office of the District Court of São Paulo, Book 2.007, pages 179 for the amount of BRL 355,520.00”.

(xviii)                add on page 383 the item 1.71, “Fazenda Santa Lúcia”, with the following wording:

“1.71 Fazenda Santa Lucia

One area of land, composed of part of Fazenda Santa Lucia, in the district of Cantagalo, in the municipality and district of Lorena/SP, with an area of 99.64 ha or 44.175 bushels, 15 with boundaries of the following neighbors: Alexandre Cobianchi, Antonio Carlos Santos Diniz, José Roberto Ayrosa Rangel, Neil Eugenio Canettieri, acquired under the terms of Certificate of Title 15.958 of the Register of Deeds Office of the District Court of LorenaSP, which is registered with INCRA in a greater area, under No. 635103.002.003-0. Acquired by VCP Florestal S/A through the Public deed of purchase and sale drawn up on May 29, 2002, in the 12th Notary Public’s Office of the District Court of São Paulo, Book 1.835, pages 377, for the amount of BRL 156,465.00”.

(xix)                      add on pages 383 and 385 the item 1.72, “Fazenda Santa Clara III”, with the following wording:

“1.72 Fazenda Santa Clara III, described in the three properties as follows;

A) A Rural Property with an area of 672,500 square meters located in the district of Taboão in the City of Taubaté/SP with the following borders and boundaries, from picket 91, continuing straight ahead until it reaches the brook with the direction and distance of SE18º15’ with 507.000 m dividing up to this point with Mário Lemes de Oliveira, from this point, it goes up the brook, dividing with Maria Conceição de Oliveira with the directions and distances of NE62º20 with 86.000m; NE22º00 with 57m; NE85º00 with 52.00m; NE23º45 with 85.00; SE61º30 with 60.00m; NE33º00 with 90.00m; SE43º15 with 85.00m; NE7º40 with 110.00m; NE29º00 with 95.00m from this point it is separated from the brook and turns right with the directions and distances of NE88º50 with 355.00m; SE43º00 with 340.00m from this point it turns left and continues along the ridge dividing with Mariotto brothers with the direction and distance of NE88º57 with 135,00m from this point it continues dividing with José Valério with the direction and distance of 31º50 with 355.00m; SE43º00 with 340m from this point it turns left and goes straight ahead with the direction and distance of NE33º45 with 612.500m until it reaches a small brook, dividing with Angela Pasin, from this point it continues along the brook in the direction of SW65º40 with 410.00m; then, it turns right in the direction of NW20º00 with 370.00m from this point it continues along the ridge with the direction of NW85º25 with 160.00m dividing with João Francisco Capeletto, from this point it continues towards SW19º with 155.00 from this point it goes straight ahead with the direction of SW88º30 with 317.50m from this point it continues towards SW24º45 with 235.10 dividing with Irineu Ferreira de Souza up to the starting point; acquired under the terms of Record 05 of Certificate of title 65.119 of the Official Register of Corporate Deeds, Instruments and documents of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6. The property in question is registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004.

B) A pasture, Agricultural, and Rural Property located in the district of Taboão in the City of Taubaté/SP, referred to as “Sítio Graminha” with the existing improvements, enclosed by a wire fence, with an area of 647,216 square meters or 64.72 ha dividing and abutting totally, as follows: from the ridge and along it, dividing with Mariotto brothers with the directions and distances of NE88º40’ with 124.950m; NE6º29 with 335.250m; NE33º15 with 257.500m; NE88º57 with 55.00 from this point, it turns left towards the brook dividing with the grantee purchaser with the directions and distances of NW43º with 16 340.00m; SW88º50 with 355.000m from this point it goes down the brook, dividing with the designated purchaser, with the directions and distances of SW29º00 with 95.000; SW87º40 with 110.000; NW43º15 with 85.000; SW33º00 with 90.00ms; NW61º30 with 60.000; SW23º45 with 85.000; SW85º with 52.000; SW22º00 with 57.000; SW62º20 with 86.000 from this point, it is separated from the brook and it turns left going straight ahead until it reaches a small brook, with the direction and distance of SE18º15 with 435.000 dividing with tract A, owned by the grantee purchaser; from this point, it goes up the brook until it reaches a wire fence going up by the forest in a distance of 325.00m; from this point, it goes along a wire fence until it reaches the starting point, also dividing with the grantee purchaser, with the direction and distance of SE16º30 with 150.00, and this property corresponds to lot No. 03; acquired under the terms of Record 05 of the certificate of title 15.892 of the Official Register of Corporate Deeds, Instruments, and documents Office of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6 (in a greater area along with others), with a minimum fraction of subdivision of 13.0. The property in question is registered under the name of VCP Florestal S/A according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public’s Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004.

C) Rural Property with an area of 61,000 square meters located in the district of Taboão in the City of Taubaté/SP with the following borders and boundaries, from picket 41, it goes along ridges with the directions and distances of NE1º01 with 205.00m; NE88º40 with 25.00m; dividing up to this point with Mariotto brothers, from this point it turns left going down up to a wire fence until it reaches the source of the brook, dividing with Maria Conceição de Oliveira with the one mentioned below in a distance of 325.00 dividing with Maria da Conceição de Oliveira, from this point, it is separated from the brook and turns left and goes straight ahead until it reaches the starting point, dividing with Mario Lemos de Oliveira with the direction and distance of SE18º15 with 410.00m; acquired under the terms of Record 04 of certificate of title 65.118 of the Official Register of Corporate Deeds, Instruments and documents Office of Taubaté, in this State. The property is registered with INCRA under No. 635.200.005.827-6 (in a greater area along with others). The property in question is registered under the name of VCP Florestal according to Deed of Sale and Purchase of the Registry Office of the 21st Notary Public Office of São Paulo/SP, Book 2.909, pages 241, drawn up on 11.26.2004”.

7.3.1.                 Consign that the rectifications now approved in the list and description of the real properties integrating the net assets of VCP Florestal transferred to the Company and included in the Appraisal Report do not change the value of the net assets of VCP Florestal on the base date of December 31, 2004, which remains in the amount of BRL 452,310,116.00 (four hundred fifty-two million, three hundred ten thousand, one hundred sixteen Brazilian Reais).

7.4.                           To approve, by 477,246,104 (four hundred and seventy seven million, two hundred and forty six, one hundred and four) affirmative votes, 26,021 (twenty six thousand, twenty one) dissenting votes and 3,907,175 (three million, nine hundred and seven thousand, one hundred and seventy five) abstentions, the ratification of all the decisions made at the Company’s extraordinary shareholders’ meeting held on January 26, 2005, including, but not limited to, the merger of VCP Florestal into the Company, with the consequent extinction of VCP Florestal and the version of its net worth to the Company.

8.                                     DOCUMENTS: The documents and proposals referred to the general meeting, as well as the manifestations of votes, protests and dissent presented in writing by the shareholders were numbered, initialed by the Board and the shareholders and were filed at the Company’s headquarters.

9.                                     ADJOURNMENT: There being no further matters to be discussed, the Chairman declared the meeting adjourned at 10:28 a.m. and suspended the procedures until 11:58 a.m. for the draft of these minutes, in the summary format, in accordance with section 130, paragraph 1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by paragraph 2nd of section 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, April 28, 2017. Board: (aa) André Mestriner Stocche — President; (aa) Ricardo Peres Freoa — Secretary. Member of the Company’s Management: (aa) Luiz Fernando Torres Pinto — Officer. Member of the Fiscal Council: (aa) Mr. Mauricio Aquino Halewicz. Representative of PricewaterhouseCoopers Auditores Independentes: (aa) Emerson Lima de Macedo. Shareholders Present: BNDES Participações S.A. — BNDESPAR (by Catarina Breckenfeld Lacerda); Caixa de Previdência dos Funcionários do Banco do Brasil (by Luís Gustavo Frantz); Votorantim S.A. (by Tatiana Bacchi Eguchi Anderson); GIF V PIPE FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES (by Caio Itiberê Ferreira da Silva); Acadian Emerging Markets Equity Fund; Active M Emerging Markets Equity Fund; Advanced Series Trust - AST Blackrock Global Strategies Portfolio; Advanced Series Trust - AST Goldman Sachs Multi-Asset Portfolio; Advanced Series

Trust - AST Parametric Emerging Markets Equity Portfolio; Alaska Permanent Fund; Arizona PSPRS Trust; AT&T Union Welfare Benefit Trust; BELLSOUTH CORPORATION RFA VEBA TRUST; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock CDN MSCI Emerging Markets Index Fund; Blackrock Institutional Trust Company N.A.; BMO Low Volatility Emerging Markets Equity ETF; BMO MSCI Emerging Markets Index ETF; BMO UCITS ETF ICAV; British Airways Pension Trustees Limited - Maic A/C; British Airways Pension Trustees LTD. (MPF A/C); Caisse de Depot et Placement du Quebec; California Public Employees’ Retirement System; Catholic United Investment Trust; CF DV Emerging Markets Stock Index Fund; CIBC Emerging Markets Index Fund; City of Edmonton Equity Unit Trust; City of New York Group Trust; College Retirement Equities Fund; Commonwealth Superannuation Corporation; Desjardins IBRIX Low Volatility Emerging Markets Fund; Deutsche X-Trackers MSCI ALL World EX USA Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Dreyfus Investment Funds - Diversified Emerging Markets Fund; Eaton Vance Trust Company Common Trust Fund- Parametric Structured; Emerging Markets Equity Common Trust Fund; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Index Plus Fund; Emerging Markets Ex-Controversial Weapons Equity Index Fund B; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets International Fund; Emerging Markets Sudan Free Equity Index Fund; Employees Retirement System of the State of Hawaii; Ensign Peak Advisors, INC; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; Fiam Global EX U.S. Index Fund, LP; Fidelity Investment Trust: Fidelity Emerging Markets Discovery Fund; Fidelity Salem Street Trust: Fidelity Emerging Markets Index Fund; Fidelity Salem Street Trust: Fidelity Global EX U.S. Index Fund; Fidelity Salem Street Trust: Fidelity SAI Emerging Markets Index Fund; Fidelity Salem Street Trust: Fidelity Series Global Ex U.S. Index Fund; Fidelity Salem Street Trust: Spartan Total Internation Index Fund; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Emerging Markets Alphadex UCITS ETF; First Trust Latin America Alphadex Fund; Ford Motor Company Defined Benefit Master Trust; Franklin Templeton ETF Trust - Franklin LibertyQ Emerging Markets ETF; Franklin Templeton ETF Trust - Franklin LibertyQ Global Equity ETF; FSS Emerging Market Equity Trust; Fundpartner Solutions (SUISSE) SA  — Capacity - Fonds Institutionnel - Actions Emergents; Future Fund Board of Guardians; GE Investments Funds, INC.; GIVI Global Equity Fund; Global X MSCI; SuperDividend Emerging Markets ETF; Goldman Sachs Trust II - Goldman Sachs Multi-Manager Global Equity Fund; Government Employees Supernnuation Board; HP Invest Common Contractual Fund; IBM 401(K) Plus Plan; IBM Diversified Global Equity Fund; Intech Emerging Markets Managed Volatility Fund; International Bank for Reconstruction and Development, ATRSRPA T/RET Staff Bem Plan and Trust; Ishares III Plubic Limited Company; Ishares MSCI ACWI EX U.S. ETF; Ishares MSCI Brazil Capped ETF; Ishares MSCI BRIC ETF; Ishares MSCI Emerging Markets ETF; Japan Trustee Services Bank, LTd, RE: STB Daiwa Emerging Equity Fundamental Index Mother Fund; Japan Trustee Services Bank, LTD. RE: RTB Nikko Brazil Equity Active Mother Fund; Japan Trustee Services Bank, Ltd. STB Brazil Stock Mother Fund; John Hancock Funds II International Strategic Equity Allocation Fund; John Hancock Funds II Sytrategic Equity Allocation Fund; LACM Emerging Markets Fund L.P.; LACM EMII,

L.P; Lazard Asset Management LLC; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General International Index Trust; Legal and General Assurance Society Limited; Legg Mason Global Funds PLC; Liconln Variable Insurance Products Trust - LVIP SSGA Emerging Markets 100 Fund; Lockheed Martin Corporation Master Retirement Trust; Los Angeles Capital Global Funds PLC; Managed Pension Funds Limited; Marcer QIF Fund PLC; MFS Emerging Markets Equity Trust; National Council for Social Security Fund; NAV Canada Pension Plan; New York State Teachers Retirement System; New Zealand Superannuation Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Investment Funds PLC; Northern Trust Ucits FGR Fund; NTGI - QM Common Daily All Country World Ex-US Equity Index Fund — Lending; NTGI - Quantitative Management Collective Fund Trust; NTGI-QM Common Daily Emerging Markets Equity Index Fund — Lending; NTGI-QM Common Daily Emerging Markets Equity Index Fund-Non Lending; OPSEU Pension Plan Trust Fund; Oregon Public Employees Retirement System; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Pear Tree Panagora Emerging Markets Fund; Pictet-Emerging Markets Index; Pictet-Emerging Markets Sustainable Equities; Powershares FTSE Rafi Emerging Markets Portfolio; Prudential Investment Portfolios 2 - Prudential QMA Emerging Markets Equity Fund; Prudential Retirement Insurance and Annuity Company; Public Employee Retirement System of Idaho; Public Sector Pension Investment Board; QS Investors DBI Global Emerging Markets Equity Fund LP; Quantshares Enhanced Core Emerging Markets ETF; Schwab Emerging Markets Equity ETF; Scottish Widows Investment Solutions Funds ICVC-Fundamental Index Emerging Markets Equity Fund; SPDR MSCI ACWI Ex-US ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR EUROPE I PLC; State of Minnesota State Employees Retirement Plan; State of New Jersey Common Pension Fund D; State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Luxembourg Sicav - State Street Global Emerging Markets Index Equity Fund; State Street Ireland Unit Trust; State Street MSCI Brazil Index Non-Lending Common Trust Fund; State Street Russell Rafi Global EX-U.S. Index Non-Lending Common Trust Fund; Sunsuper Superannuation Fund; Teacher Retirement System of Texas; Teachers’ Retirement System of the State of Illinois; The Andrew W. Mellon Foundation; The Bank of New York Mellon Employee Benefit Collective Investment Fund Plan; The Board of Administration of the Los Angeles City Employees’ Retirement System; The Board of Regents of the University of Texas System; The Monetary Authority of Singapore; The Nomura Trust and Banking CO., LTD. RE: International Emerging Stock Index MSCI Emerging no Hedge Mother Fund; The Pension Reserves Investment Management Board; The Seventh Swedish National Pension Fund-AP 7 Equity Fund; The State Teachers Retirement System of Ohio; TIAA-CREF Funds - TIAA-CREF Emerging Markets Equity Index Fund; Trust & Custody Services Bank, Ltd. RE: Emerging Equity Passive Mother Fund; Trustees of the Estate of Bernice Pauhi Bishop DBA Kamehameha Schools; UAW Retiree Medical Benefits Trust; UPS Group Trust; Utah State Retirement Systems; VANECK VECTORS NATURAL RESOURCES ETF;  Vanguard Emerging Markets Stock Index Fund; Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard International Equity Index Funds; Vanguard Funds Pulic Limited Company; Vanguard Investment Funds ICVC - Vanguard FTSE

Global All Cap Index Fund; Vanguard Investment Series PLC; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; Virginia Retirement System; Voya Emerging Markets Index Portfolio; WGI Emerging Markets Fund, LLC; Willian and Flora Hewlett Foundation; Wilshire Mutual Funds, INC - Wilshire International Equity Fund; WisdomTree Emerging Markets Dividend Fund; WSIB Investment (Public Equities) Pooled Fund Trust; Best Investment Corporation; JP Morgan Chase Retirement Plan; JP Morgan Funds; Ministry of Startegy and Finance; New York State Common Retirement Fund; Public Employees Retirement System of Ohio; Stichting Pensioenfonds Voor Huisartsen; The Church Commissioners for England; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045796; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045828; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045829; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045835; THE YOUNG MENS CHRISTIAN ASSOCIATION RETIREMENT FUND; Vanguard Total International Stock Index Fund a Series of Vanguard Star Funds; Stichting Juridisch Eigenaar Actianm Beleggingsfondsen; CITIBANK NA, ADR DEPARTMENT (by Iamara Garzone).

The present corresponds to the original document drawn up in the Book of the Minutes of General Shareholders’ Meeting

Board:

André Mestriner Stocche	Ricardo Peres Freoa
President	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO